CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-151566 of Stage Stores, Inc. on Form S-8 of our report dated March 31, 2010, relating to the financial statements of the Stage Stores, Inc. Nonqualified Deferred Compensation Plan appearing in this Annual Report on Form 11-K of the Stage Stores, Inc. Nonqualified Deferred Compensation Plan for the year ended December 31, 2009.

/s/ Deloitte & Touche LLP
Houston, Texas
March 31, 2010